Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

Electra Battery Materials Corporation. (the “Company”)

133 Richmond Street W, Suite 602

Toronto, Ontario

M5H 2L3

ITEM 2	DATE OF MATERIAL CHANGE

November 26, 2024

ITEM 3	NEWS RELEASE

The Company issued a news release on November 26, 2024 relating to the material change, which was disseminated through Business Wire and subsequently filed on SEDAR+.

ITEM 4	SUMMARY OF MATERIAL CHANGE

The Company announced that it had closed its previously announced financing transaction (the “Financing”) with the holders of the existing secured notes issued by the Company on February 13, 2023 (the “Existing Notes”) for gross proceeds to the Company of US$5 million.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced that it had closed its previously announced Financing with the holders of the Existing Notes for gross proceeds to the Company of US$5 million. These funds enable the Company to initiate certain early works and winter preparations at the Ontario Refinery project site in Temiskaming Shores, Ontario, as well as being used for general corporate purposes.

In connection with closing the Financing, the Company issued secured convertible notes in the principal amount of US$4 million and 1,841,620 common shares at US$0.543 per share. The notes were issued together with 4,545,454 detachable common share purchase warrants entitling the holders to acquire an equivalent number of common shares at a price of C$1.00 per share until November 26, 2026.

The Company has also issued additional Existing Notes to the holders, in the principal amount of US$6,521,000, as payment-in-kind for all outstanding accrued interest owing on the Existing Notes through to August 15, 2024, as previously announced. The additional Existing Notes carry the same payment and conversion terms as the balance of the Existing Notes and were issued pursuant to a supplement to the indenture dated February 13, 2023, entered into among the company, GLAS Trust Company LLC, as trustee for the Existing Notes and their holders.

In connection with closing the Financing, the holders of the Existing Notes have waived certain existing events of default regarding the non-payment of interest under the Existing Notes and the minimum required cash balance through until February 15, 2025, and have agreed that the previous failure to register the resale of the common shares issuable pursuant to the terms of the Existing Notes and the Existing Warrants (as defined below) will not constitute an event of default. The holders of the Existing Notes have also agreed to the cancellation of a total of 4,545,454 common share purchase warrants currently exercisable at a price of C$1.74 until August 11, 2025, for no further consideration.

The Company has also amended the terms of an aggregate of 10,796,054 outstanding share purchase warrants (the “Existing Warrants”). The Existing Warrants were issued in connection with the offering of the Existing Notes and were previously exercisable at a price of C$1.00 until February 13, 2028.

Following the amendment, the exercise price of the Existing Warrants has been reduced to C$0.85 per Share. In addition, the Existing Warrants now include a revised acceleration clause such that their term will be reduced to thirty-days in the event the closing price of the common shares on the TSX Venture Exchange exceeds C$0.85 by twenty percent or more for ten consecutive trading dates, with the reduced term beginning seven calendar days after such ten consecutive-trading-day period. Upon the occurrence of an acceleration event, holders of the Existing Warrants may exercise the Existing Warrants on a cashless basis, based on the value of the Existing Warrants at the time of exercise, subject to compliance with the policies of the TSX Venture Exchange.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) of national instrument 51-102

Not applicable. This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

Not applicable

ITEM 8	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Trent Mell

Chief Executive Officer

Telephone:

ITEM 9	DATE OF REPORT

November 26, 2024

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements, including statements in this report about the expected use of the proceeds from the Financing. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, general macroeconomic and other trends that can affect levels of government or private investment, the inability to obtain shareholder approval for the Reverse Split, and a delisting of the Company from Nasdaq as a result of noncompliance with the Minimum Bid Requirement. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.